 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Amendment No. 1)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
DIANA SHIPPING INC.
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Common Stock, par value of $0.01 per share
(Title of Class of Securities)

Y2066G104
(CUSIP Number of Class of Securities)

Mr. Ioannis Zafirakis
Diana Shipping Inc.
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
Tel:  + 30-210-9470-100
(Name, address and telephone number of person authorized to receive notices and communication on behalf of Filing Persons)

Copy to:

Edward S. Horton, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
CALCULATION OF REGISTRATION FEE

Transaction Valuation*	Amount of Filing Fee**
$15,000,000.00	$1,818.00

*	Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 4,166,666 shares of common stock at the tender offer price of $3.60 per share.

**
The Amount of Filing Fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $121.20 for each $1,000,000.00 of the value of the transaction. This fee was previously paid in connection with the initial filing of the Schedule TO on November 21, 2018.

☐
Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A

Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:
☐         third party tender offer subject to Rule 14d-1.
☒         issuer tender offer subject to Rule 13e-4.
☐         going private transaction subject to Rule 13e-3.
☐         amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐         Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐         Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO
This Amendment No. 1 (this "Amendment No. 1") amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments and supplements thereto, the "Schedule TO"), filed with the Securities and Exchange Commission by Diana Shipping Inc., a Marshall Islands corporation ("Diana Shipping" or the "Company"), on November 21, 2018. The Schedule TO relates to the offer by the Company to purchase up to 4,166,666 shares of its common stock, par value of $0.01 per share (the "common stock"), at a price of $3.60 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 21, 2018 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal").
The purpose of this Amendment No. 1 is to amend and supplement the Schedule TO, the Offer to Purchase and the Letter of Transmittal to reflect an amendment to the Offer to Purchase and the Letter of Transmittal to extend the expiration date from December 20, 2018 to December 21, 2018.
Except as otherwise set forth in this Amendment No. 1, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 1. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO. You should read this Amendment No. 1 together with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.
Items 1 through 11.
Items 1 through 11 are hereby amended and supplemented as follows:
Each reference to "December 20, 2018" in the Offer to Purchase and Letter of Transmittal is hereby amended by replacing it with "December 21, 2018".
Item 12. Exhibits.
(a)(1)(A)*	Offer to Purchase dated November 21, 2018.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated November 21, 2018.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated November 21, 2018.
(a)(1)(F)*	Press Release dated November 21, 2018.
(a)(1)(G)**	Press Release dated December 20, 2018.
(a)(2)	Not Applicable.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)	Not Applicable.
(b)	Not Applicable.
(d)(1)	Stockholders Rights Agreement dated January 15, 2016, incorporated by reference to Exhibit 4.1 to the Company's Form 8-A12B/A filed on January 15, 2016.
(d)(2)*	Bond Terms for the Company's 9.50% senior unsecured callable bond issue 2018/2023, by and between the Company and Nordic Trustee AS, as trustee, dated September 26, 2018.
(g)	Not Applicable.
(h)	Not Applicable.
_____________________
* Previously filed.
**Filed herewith.
Item 13. Information Required by Schedule 13E-3.
Not Applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: December 20, 2018	DIANA SHIPPING INC.

By:	/s/ Simeon P. Palios
Name:	Simeon P. Palios
Title:	Director, Chief Executive Officer and Chairman of the Board

EXHIBIT INDEX
(a)(1)(A)*	Offer to Purchase dated November 21, 2018.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated November 21, 2018.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated November 21, 2018.
(a)(1)(F)*	Press Release dated November 21, 2018.
(a)(1)(G)**	Press Release dated December 20, 2018.
(a)(2)	Not Applicable.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)	Not Applicable.
(b)	Not Applicable.
(d)(1)	Stockholders Rights Agreement dated January 15, 2016, incorporated by reference to Exhibit 4.1 to the Company's Form 8-A12B/A filed on January 15, 2016.
(d)(2)*	Bond Terms for the Company's 9.50% senior unsecured callable bond issue 2018/2023, by and between the Company and Nordic Trustee AS, as trustee, dated September 26, 2018.
(g)	Not Applicable.
(h)	Not Applicable.
________________________
* Previously filed.
**Filed herewith.